                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 17, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


Number of reports in announcement:
1

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company


1    Name of company:
     MERANT plc

2    Name of shareholder having a major interest:
     Fidelity Investments

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
     Same as above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

     2,150,600 Chase Nominees Ltd for Fidelity Management and Research Co
       147,240 Lloyds Bank Nominees Limited
        38,300 State Street Nominees Ltd for Fidelity Management and Research Co 143,900 State Street Nominees Ltd for Fidelity Management Trust Company
     5,416,073 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity
               Investment Services Limited
        86,700 Bankers Trust for Fidelity Pension Management
       101,000 BT Globenet Nominees Ltd for Fidelity Pension Management
       231,500 MSS Nominees Ltd for Fidelity Pension Management
       241,200 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity
               International Ltd
       190,700 Nortrust Nominees Ltd for Fidelity International Ltd
       539,441 RBS Trust Bank for Fidelity International Ltd
       205,000 Morgan Stanley for Fidelity International Ltd
        55,700 Bankers Trust for Fidelity International Ltd
       275,000 Held as 55,000 ADR's by Lloyds Bank Nominees Ltd for Fidelity
               Management and Research Company
        21,500 Held as 4,300 ADR's by Nortrust Nominees for Fidelity Management
               Trust Company

5    Number of shares/amount of stock acquired:


6    Percentage of issued class:


7    Number of shares/amount of stock disposed:


8    Percentage of issued class:


9    Class of security:
     2p Ordinary

10   Date of transaction:


11   Date company informed:
     16 Feb 00

12   Total holding following this notification:
     9,843,854

13   Total percentage holding of issued class following this notification:
     6.67%

14   Contact name for queries:
     Philip Rosier

15   Contact telephone number:
     01635-565583

16   Name of company official responsible for making notification:
     Philip Rosier

17   Date of notification:
     17 Feb 00


Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  February 18, 2000           By: /s/ Kenneth A. Sexton
                                       ---------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer